Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Bank of New York Mellon Corporation:

We consent to the use of our reports dated February 28, 2013, with respect to the consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income statement, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3 and related Prospectus.

/s/ KPMG LLP

New York, New York

June 25, 2013